Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

April 18, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Monique S. Botkin and Laura Hatch

Re:	Infinity Core Alternative Fund File Nos.: 811-22923; 333-194283

Dear Messes. Botkin and Hatch:

The following responds to your comments in connection with your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) to register the Infinity Core Alternative Fund (the “Fund”). Changes to the Fund’s disclosure will be reflected in a 497 filing.

Prospectus

1.	Prior Performance of Similar Accounts
a.	Comment: Please confirm that the performance information shown is net of all fees and expenses (with the exception of custody). If the performance information is not net of all fees and expenses, please revise the information in a pre-effective amendment.

Response: The Adviser confirms that the performance information shown is net of all fees and expenses (with the exception of custody). The Fund will add disclosure that the performance information shown is net of all fees and expenses in a 497 filing.

2.	Use of Proceeds
a.	Comment: On page 10, it states that: “Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions.” This statement appears inconsistent with the prior statement that in no event will proceeds be invested later than three months after receipt. Please clarify and, if it is possible that proceeds may be invested later than three months after receipt, please state this in the prospectus and explain under what circumstances proceeds may be invested later than three months after receipt.

b.	Response: The referenced statement will be revised as follows in a 497 filing: “Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds.”

3.	Fund Expenses
a.	Comment: In the notes to the financial statements it states that, for the period ended November 30, 2013, the Advisers waived fees of $16,854 which is subject for recoupment through March 31, 2017. Please add this disclosure to the prospectus.

b.	Response: The Fund will add the disclosure as requested in a 497 filing.

* * *

We thank you for your assistance. If you should have any questions regarding the Funds’ responses to your comments, please do not hesitate to contact the undersigned at (215) 988-3307.

Please be advised that the Fund and its principal underwriter have requested acceleration of the Fund’s registration statement on Form N-2, including the pre-effective amendment thereto, to April 18, 2014 or as soon thereafter as practicable. Please contact the undersigned at (215) 988-3307 with any questions related to this request and to notify of the effectiveness of the registration statement.

Sincerely,

/s/ Jillian L. Bosmann

Jillian L. Bosmann

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